UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Grindrod Shipping Holdings Ltd. (“Grindrod Shipping” or the “Company”) announced today that the High Court of the Republic of Singapore has approved the Company’s proposed selective capital reduction pursuant to section 78G of the Companies Act 1967 of Singapore. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits

99.1	Press release on Court Approval of the Selective Capital Reduction dated July 17, 2024.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: July 17, 2024	/s/ Edward Buttery
Name: Edward Buttery
Title: Chief Executive Officer

3